PHC, INC.
200 Lake Street, Suite 102
Peabody, MA  01960






April 12, 2006




Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:    Jim B. Rosenberg
              Senior Assistant Chief Accountant

         RE:      PHC, Inc.
                  Form 10-K for Fiscal Year Ended June 30, 2005
                  Filed September 28, 2005
                  File No. 000-22916
                  Response dated March 20, 2006

Dear Mr. Rosenberg:

     As a result of my conversation with Todd Sherman of your office on April 11, 2006, I would like to clarify my responses of March 20, 2006 to state our intention to include in future filings:

     * additional disclosure regarding revenues in our "Description of Business" similar to that provided in our response to comment 1 of the above referenced letter; and,

     * additional disclosure regarding accounts receivable and contractual adjustments as part of our "Critical Accounting Policies" similar to that provided in our response to comment 2 of the above referenced letter.

Please contact me with any additional comments you may have.

Sincerely,
PHC, Inc.

/s/ Paula C. Wurts
Paula C. Wurts
Chief Financial Officer